EXECUTION COPY

THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. ACCORDINGLY, THESE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO OF FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON, AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, ABSENT REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM.

FIRST SUPPLEMENTAL LOAN AGREEMENT

THIS AGREEMENT made effective as of August 9, 2022

BETWEEN:

METALLA ROYALTY & STREAMING LTD.

(the "Borrower")

AND:

BEEDIE INVESTMENTS LTD.

(the "Lender")

WHEREAS:

A. The Borrower and the Lender are parties to an amended and restated convertible loan agreement dated July 28, 2020 (the "Loan Agreement") providing for a convertible loan in the maximum principal amounts described in Section 2.1 thereof (the "Loan");

B. Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings given to them in the Loan Agreement;

C. The Initial Advance in the amount of $7,000,000 and the Second Advance in the amount of $5,000,000, have been converted to Common Shares of the Borrower in accordance with the terms of the Loan Agreement and deemed to have been repaid by the Borrower to the Lender;

D. The Lender has made Subsequent Advances to the Borrower in the amounts of $5,000,000 and $3,000,000 which remain outstanding; and

E. The Borrower has requested that the Lender extend the Final Repayment Date from April 22, 2023 to January 22, 2024, and the Lender has agreed to such extension on the terms and conditions set forth herein.

WITNESSES THAT in consideration of the premises and of the agreements hereinafter set forth the parties agree as follows:

1.0 INTERPRETATION

1.1 Gender and Number

In this Agreement, words importing the singular include the plural and vice versa; and words importing gender include all genders.

1.2 Section Headings

The insertion of headings and the division of this Agreement into Sections are for the convenience of reference only and shall not affect the interpretation hereof.

1.3 Entire Agreement

The Loan Agreement, as amended by this Agreement, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto pertaining to the subject matter hereof, and there are no warranties, representations or other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein.

1.4 Severability of Provisions

The invalidity or unenforceability of any provision of this Agreement or any covenant herein contained shall not affect the validity or enforceability of any other provision or covenant hereof or herein contained and any such invalid provision or covenant shall be deemed to be severable.

2.0 ACKNOWLEDGMENTS

2.1 Truth of Recitals

The Borrower confirms the accuracy of the facts and matters set out in the Recitals hereto and agrees that the same shall be contractual and not a mere recital and that the same will form an integral part hereof.

2.2 Indebtedness

The Borrower acknowledges and agrees that the Borrower is currently indebted to the Lender under the Loan Agreement in the aggregate principal amount of $8,000,000 with respect to Subsequent Advances plus interest and costs as provided in the Loan Agreement (the "Outstanding Indebtedness").

2.3 Acknowledgments

The Borrower and each Guarantor acknowledges and agrees with the Lender that:

(a) the Outstanding Indebtedness is owing to the Lender without abatement or setoff of any kind; and

(b) the Security is valid and enforceable in accordance with its terms and is not released, or amended or merged in any manner as a result of the execution and delivery of this Agreement and remains in full force and effect following the execution and delivery of this Agreement for the benefit of the Lender as security for the Outstanding Indebtedness.

2.4 Lender's Non-U.S. Status

Lender reconfirms the representations and warranties set forth in Section 4.2(f) of the Loan Agreement, including with respect to any Common Shares issuable upon conversion of the Extension Fee (as defined below).

3.0 EXTENSION FEE

In consideration of the Lender agreeing to extend the Final Repayment Date on the terms and conditions set forth herein, the Borrower acknowledges and agrees that the Lender has earned a fee (the "Extension Fee") in the amount of $160,000. The Extension Fee:

(a) shall be deemed to be included in the principal amount outstanding under the Loan and shall bear interest payable monthly pursuant to and in accordance with Section 2.3 of the Loan Agreement; and

(b) shall be due on the earlier of the Final Repayment Date (as amended hereby) and earlier acceleration of the principal amount of the Loan.

4.0 CONVERSION OF EXTENSION FEE

The Extension Fee shall, as outstanding principal of the Loan, be convertible to Common Shares of the Borrower at any time at the Lender's election pursuant to Section 2.7 of the Loan Agreement and the provisions of Section 2.7 of the Loan Agreement shall apply mutatis mutandis to such conversion including the adjustment provisions provided for therein. For greater certainty, the Extension Fee shall be convertible into Common Shares at a price per Common Share calculated in accordance with the rules and policies of the Exchange equal to a 20% premium above the 30-Day VWAP of the Common Shares measured on the close of trading on the trading day immediately prior to the date of this Agreement, subject to acceptance by the Exchange.

5.0 AMENDMENTS TO CREDIT AGREEMENT

Effective as of the date hereof, but subject to the satisfaction of the conditions set forth in Section 6.0 hereof, the Loan Agreement is hereby amended by deleting the definition of Final Repayment Date and substituting the following therefor:

" "Final Repayment Date" means January 22, 2024."

6.0 CONDITIONS PRECEDENT TO EFFECTIVENESS

This Agreement shall not become effective until the date all of the following conditions have been satisfied or provided for in a manner satisfactory to the Lender and Borrower:

(a) this Agreement, shall have been duly executed and delivered by the Borrower and the Guarantors; and

(b) Exchange and NYSE American approval on terms and conditions satisfactory to the Lender and Borrower as soon as reasonably possible and by no later than August 26, 2022.

7.0 REPRESENTATIONS AND WARRANTIES

The Borrower agrees with and confirms to the Lender that as of the date hereof each of the representations and warranties contained in the Loan Agreement is true and accurate in all material respects, except to the extent that they relate to an earlier date, in which case they are true and correct as of such date. Further, the Borrower hereby represents and warrants to the Lender that:

(a) to the knowledge of the Borrower, as of the date hereof there are no actions, suits, proceedings, investigations or claims threatened or pending against the Borrower or any Guarantor in respect of taxes or any material matters under discussion with any Governmental Entity relating to taxes asserted by any such Governmental Entity;

(b) as of the date hereof, no Default or Event of Default has occurred and is continuing;

(c) the execution and delivery of this Agreement and the performance by the Borrower of its obligations hereunder and thereunder (i) are within its powers; (ii) have been duly authorized by all necessary corporate action; (iii) have received all necessary authorizations of Governmental Entities (if any required), except as provided in Section 6.0(b); and (iv) do not and will not contravene or conflict with any provision of its constating documents or by-laws or of any applicable laws or any material agreement, judgment, license, order or permit applicable to or binding upon the Borrower; and

(d) this Agreement is a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, winding-up, moratorium or similar applicable laws relating to the enforcement of creditors' rights generally and by general principles of equity.

8.0 GENERAL

8.1 Credit Agreement

(a) This Agreement is supplemental to and shall be read with and deemed to be part of the Loan Agreement and the Loan Agreement shall from the date of this Agreement be read in conjunction with this Agreement;

(b) this Agreement shall henceforth have effect so far as practicable as though all of the provisions of the Loan Agreement and this Agreement were, as appropriate, contained in one instrument;

(c) all of the provisions of the Loan Agreement, except only insofar as the same may be inconsistent with the express provisions of this Agreement, shall apply to this Agreement; and

(d) the Loan Agreement as changed, altered, amended, modified and supplemented by this Agreement shall be and continue in full force and effect and be binding upon the Borrower and the Lender and is hereby confirmed in all respects.

8.2 Expenses

The Borrower agrees to pay all legal fees and disbursements and taxes thereon incurred by the Lender in connection with this Agreement and all matters incidental hereto.

8.3 Further Assurances

The Borrower will from time to time forthwith at the Lender's request and at the Borrower's own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Lender and as are consistent with the intention of the parties as evidenced herein, with respect to all matters arising under the Loan Agreement, the Security and this Agreement.

8.4 Counterparts

This Agreement may be executed and delivered by facsimile or by electronic mailing in Portable Document Format (PDF) and in one or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument. Each party hereby irrevocably consents to and authorizes each other party and its solicitors to consolidate the signed pages of each such executed counterpart into a single document, which consolidated document shall be deemed to be a fully executed original copy of this Agreement as though all parties had executed the same document.

8.5 Governing Law and Jurisdiction

This Agreement shall be governed by, and construed in accordance with, the internal laws of the Province of British Columbia and the federal laws of Canada applicable therein. The courts of British Columbia and the federal court of Canada have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement.

8.6 Currency

All references in this Agreement to $, unless otherwise specifically indicated, are expressed in Canadian currency.

[signature page follows]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed on the day and year first above written.

METALLA ROYALTY & STREAMING LTD.,

as Borrower

By:	"Brett Heath"
Name: Brett Heath
Title: Director and President

BEEDIE INVESTMENTS LTD., as Lender

By:	"Ryan Beedie"
Name: Ryan Beedie
Title: President

Acknowledged and agreed to by the undersigned Guarantors.

METALLA S.A.		MTA ROYALTY & STREAMING PTY LTD.

By:	"Brett Heath"	By:	"Brett Heath"
	Name: Brett Heath		Name: Brett Heath
	Authorized Signatory		Authorized Signatory

ROYALTY & STREAMING MEXICO SA DE CV		METALLA SEZC

By:	"Brett Heath"	By:	"Brett Heath"
	Name: Brett Heath		Name: Brett Heath
	Authorized Signatory		Authorized Signatory

MTA CANADA ROYALTY CORP.		VALGOLD RESOURCES LTD.

By:	"Brett Heath"	By:	"Brett Heath"
	Name: Brett Heath		Name: Brett Heath
	Authorized Signatory		Authorized Signatory

First Supplemental Credit Agreement - Signature Page